Mail Stop 0309	December 7, 2004

Mr. Robert E. Farnham
Senior Vice President and Chief Financial Officer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108-2710

Re:  	Health Management Associates, Inc.
      Application for Qualification of Indentures on Form T-3 filed
November 30, 2004
File No. 22-28767

Dear Mr. Farnham:

	We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please file an amendment to the Form T-3 promptly to include the delaying amendment required by Rule 7a-9 under Section 307 of the Trust Indenture Act Rules.

2. Please note that our Office of Mergers and Acquisitions will be reviewing your related Schedule TO. Please be advised that comments, if any, to that Schedule TO will be forthcoming in a separate letter.
We will act upon any request for acceleration of the effective date of the Form T-3 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments on the Schedule TO.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. We will consider your request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Trust Indenture Act of 1939 as it relates to this application.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending application, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please allow adequate time after submitting a request for acceleration of the effective date. Please provide this request at least two business days in advance of the requested effective date.

	You may direct questions on the Schedule TO to Julie
Griffith,
Office of Mergers and Acquisitions, at (202) 942-1762. Please direct any other questions to Sonia Barros at (202) 824-5304 or John Krug at
(202) 942-2979.

         	               					Sincerely,



                 	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Charles S. Whitman, III, Esq.
      Davis Polk & Wardwell
      450 Lexington Avenue
      New York, New York 10017
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Mr. Robert E. Farnham
December 7, 2004
Page 1